UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

VOXX INTERNATIONAL CORPORATION

(Name of the Issuer)

VOXX International Corporation
Gentex Corporation

Instrument Merger Sub, Inc.

(Names of Persons Filing Statement)

Class A Common Stock, Par Value $0.01 per share

Class B Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

Class A Common Stock: 91829F104

(CUSIP Number of Class of Securities)

Patrick Lavelle Chief Executive Officer VOXX International Corporation 2531 J Lawson Blvd Orlando, FL 32824 (800) 645-7750	Instrument Merger Sub, Inc. c/o Gentex Corporation Steven Downing Chief Executive Officer 600 North Centennial Street Zeeland, MI 49464 (616) 772-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Kenneth Henderson Aaron Lang Andrew Rodman Bryan Cave Leighton Paisner LLP 1290 Avenue of the Americas New York, NY 10104 (212) 541-2000	Larry Stopol Stopol & Camelo, LLP 180 Marcus Blvd. Happauge, NY 11788 (516) 317-2869	Benjamin L. Stulberg Ashley L. Gullett Jones Day 901 Lakeside Avenue Cleveland, OH 44114 (216) 586-3939

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to this Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) VOXX International Corporation (“VOXX” or the “Company”), a Delaware corporation and the issuer of the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and the shares of Class B common stock, par value $0.01 per share (together with the Class A Common Stock, the “Company Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) Gentex Corporation, a Michigan corporation (“Gentex”), and (iii) Instrument Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Gentex (“Merger Sub”). Gentex and Merger Sub are Filing Persons of this Transaction Statement because they may be deemed affiliates of the Company under a possible interpretation of the SEC rules governing “going-private” transactions.

This Transaction Statement relates to the Agreement and Plan of Merger, dated December 17, 2024 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Gentex and Merger Sub pursuant to which Merger Sub was merged with and into the Company, with the Company as the surviving corporation as a wholly owned subsidiary of Gentex (the “Merger”).

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the definitive Proxy Statement, dated March 3, 2025 (the “Definitive Proxy Statement”) attached hereto as Exhibit (a)(2)(i) including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Definitive Proxy Statement and the appendices thereto. A copy of the Merger Agreement is attached hereto as Exhibit (d)(i) and is also included as Annex A to the Definitive Proxy Statement and incorporated herein by reference.

Capitalized terms used but not expressly defined in this Final Amendment to Schedule 13E-3 shall have the respective meanings given to them in the Definitive Proxy Statement.

This Final Amendment is being filed to report the results of the transaction that is the subject of this Transaction Statement, pursuant to Rule 13e-3(d)(3) of the Exchange Act.

Item 15. Additional Information

(c) Other Material Information. The entirety of the Definitive Proxy Statement, including all appendices thereto, is incorporated herein by reference.

On March 31, 2025, at the Special Meeting, the Company’s stockholders voted to (i) approve and adopt the Merger Agreement, and approve the transactions contemplated thereby, including the Merger (the “Merger Agreement Proposal”) and (ii) approve a non-binding, advisory proposal to approve certain compensation arrangements for the Company’s named executive officers in connection with the Merger.

The Merger Agreement Proposal was approved by the affirmative vote of the holders of (i) a majority of the voting power of the outstanding shares of Company Common Stock entitled to vote in accordance with the DGCL and (ii) greater than 66 and two-thirds percent of the voting power of the outstanding shares of Company Common Stock that is not held by Gentex, Merger Sub or their affiliates, as required pursuant to Section 203 of the DGCL. The holders of the outstanding shares of Class A Common Stock and Class B Common Stock voted together as a single class. Each record holder of shares of Class A Common Stock was entitled to one vote for each outstanding share of Class A Common Stock owned of record on the Record Date and each record holder of shares of Class B Common Stock was entitled to ten votes for each outstanding share of Class B Common Stock owned of record on the Record Date.

On April 1, 2025, the parties filed a Certificate of Merger with the Office of the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Gentex. At the effective time of the Merger (the “Effective Time”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares owned by Gentex, Merger Sub, the Company, or any of their respective subsidiaries, which were cancelled and ceased to exist, and for which no consideration was paid, and (ii) shares that were not voted in favor of the adoption of the Merger Agreement and for which the holder properly exercised appraisal rights in accordance with the DGCL in respect of such shares), were cancelled and extinguished and automatically converted into the right to receive cash in the amount of $7.50 per share (the “Per Share Merger Consideration”), without interest, less any required withholding taxes.

In addition, at the Effective Time, restricted stock units of the Company (“Company RSUs”) outstanding immediately before the Effective Time of the Merger automatically vested in full (if unvested), were cancelled and converted into the right to receive a cash payment equal to the product of (i) the number of shares of Company Common Stock underlying such Company RSU multiplied by (ii) the Per Share Merger Consideration, less applicable withholding taxes.

As a result of the Merger, shares of Class A Common Stock have ceased to trade on Nasdaq and became eligible for delisting from Nasdaq and termination of registration under the Exchange Act. The Company has requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 with respect to the delisting of Class A Common Stock from Nasdaq. The Company intends to file with the SEC a certification on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)	Definitive Proxy Statement of VOXX International Corporation filed with the SEC on March 3, 2025 and incorporated herein by reference (the “Definitive Proxy Statement”)
(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference)
(a)(2)(iii)	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference)
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference)
(a)(5)(i)	Press Release of VOXX International Corporation, dated December 18, 2024 (incorporated by reference to Exhibit 99.1 to VOXX International Corporation’s Form 8-K filed December 18, 2024)
(a)(5)(ii)	Email to Customers, Partners and Suppliers of VOXX International Corporation, dated December 18, 2024 (incorporated by reference to the Schedule 14A filed on December 18, 2024)
(a)(5)(iii)	Letter to VOXX International Corporation employees, dated December 18, 2024 (incorporated by reference to the Schedule 14A filed on December 18, 2024)
(a)(5)(iv)	Press Release of Gentex Corporation, dated December 18, 2024 (incorporated by reference to Exhibit 99.1 to Gentex Corporation's Form 8-K filed December 18, 2024)
(a)(5)(v)	Press Release of VOXX International Corporation, dated February 7, 2025 (incorporated by reference to Exhibit 99.1 to VOXX International Corporation’s Form 8-K filed February 10, 2025)
(b)(i)	Amended Credit Agreement by Gentex Corporation as the Borrower, the Guarantors from Time to Time Party Thereto, and the Lenders Party Thereto, and PNC, National Association as Administrative Agent, dated as of February 21, 2023 (incorporated by reference to Exhibit 10.14 of the Annual Report on Form 10-K filed February 22, 2023)
(c)(i)	Opinion of Solomon Partners Securities, LLC (included as Annex C to the Definitive Proxy Statement, and incorporated herein by reference)
(c)(ii)	Discussion Materials of Solomon Partners Securities, LLC prepared for the Transaction Committee, dated September 2024** +
(c)(iii)	Discussion Materials of Solomon Partners Securities, LLC prepared for the Transaction Committee, dated November 15, 2024** +
(c)(iv)	Discussion Materials of Solomon Partners Securities, LLC prepared for the Transaction Committee and the Company Board, dated December 13, 2024+
(c)(v)	Discussion Materials of Solomon Partners Securities, LLC prepared for the Transaction Committee and the Company Board, dated December 17, 2024+
(d)(i)	Agreement and Plan of Merger, dated December 17, 2024, by and among VOXX International Corporation, Gentex Corporation and Instrument Merger Sub, Inc. (included as Annex A to the Definitive Proxy Statement, and incorporated herein by reference)
(d)(ii)	Voting and Support Agreement, dated December 17, 2024, by and among Gentex Corporation, Instrument Merger Sub, Inc., Shalvoxx A Holdco LLC, Shalvoxx B Holdco LLC, Ari Shalam and certain Shalam family members (included as Annex B to the Definitive Proxy Statement, and incorporated herein by reference)
(f)	Section 262 of the DGCL (included as Annex D to the Definitive Proxy Statement, and incorporated herein by reference)
(g)	Not Applicable.
107	Filing Fee Table.+

** Certain portions of this exhibit have ben redacted and separately filed with the SEC pursuant to a request for confidential treatment.

+Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on January 27, 2025.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOXX INTERNATIONAL CORPORATION

By:	/s/ Loriann Shelton
	Name:	Loriann Shelton
	Title:	Senior Vice President
Chief Financial Officer
Chief Operating Officer

Date:  April 1, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENTEX CORPORATION

By:	/s/ Kevin Nash
	Name:	Kevin Nash
	Title:	Vice President - Finance and Chief Financial Officer

Date: April 1, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSTRUMENT MERGER SUB, INC.

By:	/s/ Kevin Nash
	Name:	Kevin Nash
	Title:	Chief Financial Officer and Treasurer

Date: April 1, 2025